RIVERSOURCE INVESTMENT SERIES, INC.

EXHIBIT 77M

MERGER OF SELIGMAN INCOME AND GROWTH FUND, INC. FUND INTO RIVERSOURCE BALANCED FUND FUND

On Aug. 28, 2009, Seligman Income and Growth Fund, Inc. (the Selling Fund) merged into RiverSource Balanced Fund (the Buying Fund), a series of RiverSource Investment Series, Inc..

BOARD ACTION: Board members of the Selling Fund and Board Members of the Buying Fund, at a meeting held on Jan. 10, 2009, approved an Agreement and Plan of Reorganization (Agreement). Each Board determined that participation in the reorganization was in the best interests of the respective Fund and that the interests of existing shareholders of the respective Fund would not be diluted as a result of the reorganization.

SHAREHOLDER APPROVAL: The shareholders of the Selling Fund approved the Agreement between the Selling Fund and the Buying Fund at a special meeting of shareholders held on June 2, 2009.

TERMS OF THE REORGANIZATION: Under the Agreement, the Selling Fund transferred all of its assets attributable to Class A, Class B, Class C, Class I* and Class R* shares to the Buying Fund in exchange for Class A, Class B, Class C, Class R2 and Class R5 shares of the Buying Fund, respectively. Those shares were distributed proportionately to the shareholders of the Selling Fund. The Buying Fund assumed the liabilities of the Selling Fund. The shareholders did not pay any sales charge in connection with the distribution of shares. RiverSource Investments, LLC and its affiliates agreed to bear the costs of effecting the reorganization.

* Effective June 13, 2009, the Class R and Class I shares of the Selling Fund were redesignated as Class R2 and Class R5 shares, respectively.